Mail Stop 3561   March 30, 2006

Patrick A. Galliher, President
RMD Technologies, Inc.
308 West 5th Street
Holtville, California 92250

      Re: **RMD Technologies, Inc.**
               Amendment No. 5 to Registration Statement on Form 10-SB
               Filed March 1, 2006
               Form 10-KSB/A for Fiscal Year Ended May 31, 2005
               Forms 10-QSB/A and 10-QSB for Fiscal Quarters Ended August 31
               and November 30, 2005
               File No. 0-51109

Dear Mr. Galliher:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 5 to Form 10-SB

Risk Factors, page 9

Risks Relating to the Financing Arrangement, page 12

(a) Adjustable Conversion Price Feature…, page 12

   1. Please disclose fully how the conversion feature will be calculated. Please include the full equation for conversion of the securities, and provide a hypothetical example clarifying how the conversion terms operate. Also, please disclose the amount of the note that may lead to the potentially limitless conversion of the note into shares of your common stock and the current ownership interest held by La Jolla Cove Investors.

(d) If the Company is Unable to Issue Shares…, page 13

   2. Please clarify Golden Gate's relationship to you.

Risks Relating to the Common Stock, page 14

(b) Absence of Cash Dividends…, page 14

3. Please clarify why you have disclosed the effect of dividend payments on the results of World Am.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

Results of Operations, page 17

4. We have considered your response to comment 1 in our letter dated November 10, 2005. It does not appear that you made any revisions as a result of our comment. You disclose that revenues from recycling decreased primarily due to increased fuel costs. Please revise to explain how increased fuel costs caused a decrease in your revenues. You also did not revise to include a separate discussion of cost of sales and gross profit related to both sales and recycling revenues along with any necessary trend disclosures. Your current discussion of cost of sales and gross profit related to both sales and recycling revenues is merely a recitation of changes evident from the financial statements which is not adequate. Please revise. Refer to Item 303 of Regulation S-B.

5. When describing the underlying reasons for the changes in selling, general and administrative expenses for the three and six months ended November 30, 2005 compared to the three and six months ended November 30, 2004 you use the same explanations for the fluctuations, including amounts, that you used when describing the changes for the year ended May 31, 2005 compared to the year ended May 31, 2004. Given the comparison of the three and six months ended November 30, 2005 to the three and six months ended November 30, 2004 this repeated disclosure does not appear adequate. Please revise.

Liquidity and Capital Resources, page 21

6. In the disclosure you have added on page 23, please explain why you have characterized the $150,000 payment made by La Jolla Cove as an advance on the exercise of the warrants. Please clearly state whether La Jolla Cove exercised warrants, and disclose the number of warrants that La Jolla Cove has received and the arrangement under which it has agreed to purchase 5% of the warrants on a monthly basis.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

7. Please disclose the full number of securities that La Jolla Cove may acquire pursuant to the note and the warrants. Also, please clarify how you calculated the current ownership interest of La Jolla Cove based on the number of warrants it has exercised and the conversion feature of the note.

Item 5. Directors, Officers, Promoters, and Control Persons, page 27

8. Please clarify the nature of the relationship between Patrick A. Galliher and Suzanne E. Galliher in this section. Currently you indicate that there are no family relationships, yet that statement conflicts with disclosure on page 26.

Item 6. Executive Compensation, page 28

9. Please refer to comment 3 in our letter dated November 10, 2005. Please disclose the consulting agreement with Mr. De Joya, your chief financial officer, in this section. See Item 402(g) of Regulation S-B. Further please clarify how the $36,000 of common stock he will receive as compensation will be valued.

Part II, page 31

Item 4. Recent Sales of Unregistered Securities, page 32

10. Please provide a complete description of the $100,000 note and the 10,000,000 warrants that you issued on January 27, 2006, including the conversion and exercise terms, requirements to purchase/exercise securities, and any adjustments to be made to the conversion or exercise terms upon certain events.

Financial Statements for Period Ended November 30, 2005, page 39

Statements of Cash Flows, page 41

11. We have considered your response to comment 6 in our letter dated November 10, 2005. All changes in bank overdrafts, both increases and decreases, should be presented in financing cash flows. Please refer to paragraphs 18-19 of SFAS 95 and AICPA Technical Questions and Answers Section 1300.15 for further guidance. Please revise.

Financial Statements for Year Ended May 31, 2005, page 44

Notes to Financial Statements, page 49

Note 7. Restatement to Statements of Operations, page 53

12. We have considered your response to comment 7 in our letter dated November 10, 2005. Based on review of your response and revised disclosures please revise for the following comments, as applicable. Note that some of the comments are repeated from our letter dated November 10, 2005.

    o You made a significant reclassification of certain costs associated with sales and recycling revenues from the "selling, general, and administrative expenses" line item to the "cost of revenues" line item. You disclose that the "change was made because [you] determined that these costs were now considered to be materially significant and separately determinable." Given that your fiscal 2004 and fiscal 2005 cost of revenues are similar we object to the implication that 2004 cost of revenues are immaterial. Please revise to remove this disclosure.

    o You previously filed financial statements for the three and nine months ended February 28, 2004. These financial statements had similar incorrect classifications and should therefore be labeled as restated when presented in your period end February 28, 2005 Form 10-QSB. You should also include footnote disclosures as required by APB 20.

    o Your statement of operations for the year ended May 31, 2005 was not restated and therefore should not be labeled as such.

    o Finally, as stated in AU 561.06a, your auditors should refer to the restatement note describing the revisions in their auditor's report.

Exhibit Index, page 56

13. We note your response to comment 2 in our letter dated November 10, 2005. It does not appear you have filed the promissory note you issued in August 2005. Please advise or revise. Also name the holder under Recent Sales of Unregistered Securities.

Amendment No. 2 to Form 10-KSB for Fiscal Year Ended May 31, 2005

14. Please revise your Form 10-KSB for the fiscal year ended May 31, 2005 to comply with all applicable comments on the Form 10-SB.

Item 8A. Controls and Procedures

15. We reviewed your response to comment 16 in our letter dated November 10, 2005 along with the revised disclosure. You directed our attention to SEC Final Rule

33-8618. This rule refers to the "evaluation" of changes to internal controls over financial reporting. The rule does not refer to the requirements of Item 308(c) of Regulation S-B which requires that you "disclose" any change in your internal controls over financial reporting. Please revise to use the exact language as is included in Item 308(c) of Regulation S-B.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian Faulkner, Esq.
        Fax: 949-240-1362